SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

October 31, 2002

EIMO OYJ
(Eimo Public Limited Company)

(Translation of registrant’s name into English)

Norokatu 5 Fin-15101
Lahti, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes    ☐    No    ☒

Exhibits

99.1	Press Release, released publicly on October 31, 2002 (Eimo Corporation Agrees on EUR 75 Million Domestic Commercial Paper Program)

99.2	Press Release, released publicly on October 31, 2002 (Eimo’s CEO Resigns)

99.3	Press Release, released publicly on October 31, 2002 (Interim Report January—September 2002)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

EIMO OYJ

By:	/s/ ELMAR PAANANEN
Name: Elmar Paananen
Title: Executive Vice Chairman

Dated: October 31, 2002